GLOBAL FRONTERA MARKETS INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67668

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 4/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Frontera Markets Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Felix Abu	212-551-3490	felix.abu@globalfronteramarketsinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Abu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Frontera Markets Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

CHRIS BASTIAN
Notary Public - State of New York
NO. 01BA6345820
Qualified in New York County
My Commission Expires Aug 1, 2024

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBAL FRONTERA MARKETS INC.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged With Governance of
Global Frontera Markets Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Frontera Markets Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 28, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

GLOBAL FRONTERA MARKETS INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	140,689
Income tax receivable		8,063
Security deposit		7,710
Other assets		8,268
Total assets	$	164,730

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	51,453
Total liabilities		51,453

Stockholder's equity

Common stock, $.01 par value,		
1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		9,094,990
Accumulated deficit		(8,981,723)
Total stockholder's equity		113,277
Total liabilities and stockholder's equity	$	164,730

See accompanying notes to the financial statement.

GLOBAL FRONTERA MARKETS INC.

1. Nature of business and summary of significant accounting policies

Nature of Business

Global Frontera Markets Inc. (the "Company") is a corporation formed under the laws of Delaware on May 15, 2007. On January 14, 2008, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Frontera Capital Group Limited (the "Parent").

The Company maintains all of its regulatory licenses and may only act as agent in selling securities in private placements, generally under Securities Act Regulation D. The Company is the distribution platform for the Frontera Capital Group in the US and the Americas. With a strategy to focus on distributing to professional and institutional investors in the Americas fixed income securities linked to or issued by sovereigns, quasi-sovereign entities and corporates in emerging and mostly frontier countries which are the target geography of Frontera Capital Group. The Company also offers the intermediation of loans extended to sovereign and corporate entities, primarily located in emerging markets, between professional and institutional investors on a matched principal or name give-up basis.

Going Concern Consideration

The Company's management has evaluated ASU No. 2014-15, *Going Concern* ("ASU 2014-15"). The Company has incurred recurring losses from operations, but expects to turn a profit in 2022. The Company's ability to continue depends on an improvement in performance and financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date the financial statement is available to be issued. The financial statement does not reflect any adjustment should the Company be unable to continue as a going concern.

For the period ended December 31, 2021, the Company received $300,000 in capital contributions from the Parent.

Basis of Presentation

The financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available for issuance on February 28, 2022. Subsequent events have been evaluated through this date.

Cash

All cash was on deposit with a major financial institution. The amount on deposit at this institution did not exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000.

GLOBAL FRONTERA MARKETS INC.

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	3 years	Straight-line

Allowance for Credit Losses

In accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), the Company is required to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. The Company did not record any allowances for credit losses at December 31, 2021.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that reduces stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities.

GLOBAL FRONTERA MARKETS INC.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company had no uncertain tax positions at December 31, 2021.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Translation of Foreign Currency and Foreign Exchange Gain/Loss

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the December 31, 2021 exchange rates. Transactions denominated in foreign currencies, including income and expenses, are translated into United States dollar amounts on the transaction date. There were no foreign currency balances at December 31, 2021.

2. Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of approximately $89,000 that was approximately $84,000 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 at December 31, 2021.

3. Income taxes

The Company's effective tax rate differs from its statutory tax rate as a result of state taxes, permanent differences, changes in enacted tax rates and recording of a valuation allowance.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the period ended December 31, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. Accordingly, the Company has recorded a full valuation allowance. The increase in the valuation allowance during the current period was approximately $88,000. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

GLOBAL FRONTERA MARKETS INC.

3. Income taxes (continued)

Certain tax attributes are subject to an annual limitation as a result of the change of ownership as defined under Internal Revenue Code Section 382.

As of December 31, 2021, the Company had net operating loss carryforwards of approximately $14,085,000 for federal purposes available to offset future taxable income. The federal net operating loss carryforwards generated prior to March 31, 2018 expire commencing in 2037. However, the federal net operating losses generated in the year ended March 31, 2019 and forward in amount of approximately $11,770,000 may be carried forward indefinitely.

Additionally, the Company has state and city net operating loss carryforwards of approximately $7,714,000 and $7,759,000, respectively, as of December 31, 2021. The state and city net operating loss carryforwards begin to expire in 2037.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. As of December 31, 2021, the Company does not have any unrecognized tax benefits resulting from such tax positions.

4. Risks and uncertainties

Coronavirus

The Coronavirus ("COVID-19") continues to disrupt economic markets and the economic impact, duration and spread of the COVID-19 is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

5. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company matches up to 5% of employee contributions to the Plan.

6. Subsequent events

No other events or transactions subsequent to December 31, 2021 through February 28, 2022, the date the financial statement was issued would require recognition or disclosure in the financial statement.